Exhibit 99.1

InterOil Reminds Shareholders to Vote "FOR" the ExxonMobil Transaction Today

Receives Recommendation of Leading Proxy Advisory Firms

Deadline to Vote by Proxy is February 10, 2017 at 12:00 PM ET

SINGAPORE and PORT MORESBY, Papua New Guinea, Jan. 30, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today urged shareholders to follow the recommendations of leading independent proxy advisory firms, Institutional Shareholder Services Inc. ("ISS"), and Glass Lewis & Co. ("Glass Lewis"), by voting FOR the proposed transaction with Exxon Mobil Corporation (NYSE: XOM) in connection with the upcoming Special Meeting scheduled for February 14, 2017. To be counted, all proxies must be received by 12:00 PM ET on February 10, 2017.

In its January 27, 2017 report, ISS stated:*

"A vote FOR the proposed arrangement is warranted based on a review of the terms of the transaction, in particular, the reasonable strategic rationale, the superior transaction terms (compared to the Oil Search agreement), and the improved disclosure and transaction review process. It appears that the board conducted an adequate strategic review process that resulted in significant disclosure improvements and that addressed concerns raised by the Court of Appeal."

In its January 27, 2017 report, Glass Lewis stated:*

"The board received a new fairness opinion in connection with the Amended Arrangement that provides meaningful disclosure and indicates that the proposed consideration appears favorable relative to the implied value of the Company as derived in discounted cash flows and precedent transactions analyses. The proposed consideration also implies a significant premium to the unaffected closing price of InterOil shares prior to announcement that the Company had agreed to be acquired by Oil Search. Based on the forgoing factors and the support of the board, we believe the proposed transaction is in the best interests of shareholders."

Additional information regarding the value-creating transaction with ExxonMobil and the Board's recommendation for the Special Meeting can be found at www.interoil.com/exxonmobil-transaction, or in InterOil's filings on www.sedar.com and www.sec.gov.

VOTE TODAY

Shareholders are encouraged to vote FOR the ExxonMobil transaction TODAY, but no later than the deadline, online at www.proxyvote.com, by telephone at 1-800-454-8683 in the U.S. or 1-800-474-7493 in Canada or by completing, signing and dating the proxy they previously received in the mail and returning it in the postage-paid envelope by 12:00PM ET on February 10, 2017.

For assistance, contact Mackenzie Partners, Inc. at U.S. (800) 322-2885 and International +1 (212) 929-5500, or iocproxy@mackenziepartners.com.

About InterOil
InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

United States
James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the holding of the Meeting and the timing of such Meeting, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed acquisition may not be satisfied (including obtaining required approval of InterOil shareholders and the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in the Circular, InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.

* Permission to use quotations neither sought nor obtained